Form ATS-N Exhibit 3 filing for ATS-4 (MS POOL)

Part Number	Item Number	Question	Answer
Part II	Item 4a	Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest). If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	Yes. MS&Co has entered into mutual access agreements with certain other broker-dealers that are broker-dealer operators of each such broker-dealer's NMS Stock ATS. Such agreements permit the other broker-dealer operator to access ATS-4 and permit MS&Co to access the NMS Stock ATS operated by the other broker-dealer. These agreements do not create any obligation on either party to enter orders or trading interest on any NMS Stock ATS. MS&Co has entered into such agreements with the following broker-dealer operators of an NMS Stock ATS: Barclays Capital Inc.; ~~Deutsche Bank Securities;~~ Fidelity Capital Markets; Goldman Sachs & Co.; JP Morgan Securities; and UBS Securities. In addition, certain broker-dealers are Subscribers to ATS-4 and may have entered into electronic trading agreements relating to the entry of orders with the Broker-Dealer Operator (which may include, but is not limited to, access to ATS-4). These agreements, however, do not create any obligation for such broker-dealers to enter orders in ATS-4 and such broker-dealers access ATS-4 on the same terms as other Subscribers.
Part III	**Item 21**	**Trade Reporting**	
Part III	Item 21a	Explain any procedures and material arrangements for reporting transactions on the NMS	All reportable transactions effected in ATS-4 are over-the-counter or OTC transactions that are trade-reportable pursuant to applicable trade reporting

Part Number	Item Number	Question	Answer
		Stock ATS, including where an ATS reports transactions and under what circumstances.	requirements. Transactions effected by ATS-4 are reported to the FINRA/Nasdaq (Carteret) trade reporting facility. The possible exception to this practice is that the Broker-Dealer Operator may choose instead to report a small number of transactions to the FINRA/NYSE trade reporting facility and/or the FINRA/Nasdaq (Chicago) trade reporting facility to maintain connectivity to the FINRA/NYSE trade reporting facility and/or the FINRA/Nasdaq (Chicago) trade reporting facility as a ready and viable backups. Where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies) and therefore are not trade reported.